SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES ACT OF 1934
Amendment No. 3

BATTALION OIL CORPORATION
(Name of the Issuer)

Battalion Oil Corporation
Luminus Management, LLC
Luminus Energy Partners Master Fund, Ltd.
Oaktree Capital Group, LLC
Oaktree Fund GP, LLC
OCM Holdings I, LLC
Oaktree Holdings, LLC
OCM HLCN Holdings, L.P.
Oaktree Fund GP I, L.P.
Oaktree Capital I, L.P.
Ruckus Energy Holdings, LLC
Fury Resources, Inc.
Richard H. Little
Gen IV Investment Opportunities, LLC
LSP Generation IV, LLC
LSP Investment Advisors, LLC
(Names of Persons Filing Statement)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
40537Q803
(CUSIP Number of Class of Securities)

Battalion Oil Corporation Two Memorial City Plaza 820 Gessner Road, Suite 1100 Houston, Texas 77024 Tel: (832) 538-0300	Luminus Management, LLC Luminus Energy Partners Master Fund, Ltd. c/o of Luminus Management, LLC 1811 Bering Drive, Suite 400 Houston, Texas 77057 Tel: (713) 826-6262
Oaktree Capital Group, LLC
Oaktree Fund GP, LLC
OCM Holdings I, LLC
Oaktree Holdings, LLC
OCM HLCN Holdings, L.P.
Oaktree Fund GP I, L.P.
Oaktree Capital I, L.P.
c/o Oak Tree Capital Group, LLC
333 S. Grand Avenue, 28th Floor
Los Angeles, California 90071
Tel: (213) 830-6300
Ruckus Energy Holdings, LLC Fury Resources, Inc. Richard H. Little c/o K&L Gates LLP 1 Park Plaza, Twelfth Floor Irvine, CA 92614
Gen IV Investment Opportunities, LLC LSP Generation IV, LLC LSP Investment Advisors, LLC c/o LSP Investment Advisors, LLC 1700 Broadway, 35th Floor New York, New York 10019
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to
Bruce F. Perce Ryan H. Ferris Mayer Brown LLP 71 South Wacker Drive Chicago, IL 60606 Tel: (312) 782-0600	David B. Cosgrove Dechert LLP 300 South Tryon Street, Suite 800 Charlotte, NC 28202 Tel: (704) 339-3147	Michael A. Hedge Jason C. Dreibelbis K&L Gates LLP 1 Park Plaza, Twelfth Floor Irvine, CA 92614 Tel: (949) 253-0900
This statement is filed in connection with (check the appropriate box):
a.   ☒
The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.   ☐
The filing of a registration statement under the Securities Act of 1933.

c.   ☐
A tender offer.

d.   ☐
None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION
This Transaction Statement on Schedule 13E-3 (as amended, this “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) Battalion Oil Corporation, a Delaware corporation (“Battalion” or the “Company”) and the issuer of the common stock, par value $0.0001 per share (the “Company common stock”) that is the subject of the Rule 13e-3 transaction; (2) Luminus Management, LLC, a Delaware limited liability company; (3) Luminus Energy Partners Master Fund, Ltd., a Bermuda limited company; (4) Oaktree Capital Group, LLC, a Delaware limited liability company; (5) Oaktree Fund GP, LLC, a Delaware limited liability company; (6) OCM Holdings I, LLC, a Delaware limited liability company; (7) Oaktree Holdings, LLC, a Delaware limited liability company; (8) OCM HLCN Holdings, L.P., a Delaware limited partnership; (9) Oaktree Fund GP I, L.P., a Delaware limited partnership; (10) Oaktree Capital I, L.P., a Delaware limited partnership; (11) Ruckus Energy Holdings, LLC, a Delaware limited liability company; (12) Fury Resources, Inc., a Delaware corporation; (13) Richard H. Little, a resident of the State of Texas; (14) Gen IV Investment Opportunities, LLC, a Delaware limited liability company; (15) LSP Generation IV, LLC, a Delaware limited liability company; and (16) LSP Investment Advisors, LLC, a Delaware limited liability company.
This Transaction Statement relates to the Agreement and Plan of Merger, dated December 14, 2023 (including all exhibits and documents attached thereto, and as it may be amended, supplemented or modified, from time to time, the “Merger Agreement”), by and among the Company, Fury Resources, Inc., a Delaware corporation (“Parent”), and San Jacinto Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly owned subsidiary of Parent.
At the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Company common stock (other than (i) shares that immediately prior to the Effective Time are owned by the Company (including as treasury stock), Parent or Merger Sub and (ii) shares of Company common stock that are owned by stockholders of the Company who did not vote in favor of the Merger Agreement or the Merger and who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the General Corporation Law of the State of Delaware will be cancelled and converted into the right to receive $7.00 per share of Company common stock in cash, without interest (the “Merger Consideration”). Upon completion of the Merger, Company common stock will no longer be publicly traded, and the Company’s stockholders will cease to have any ownership interest in the Company.
In connection with execution of the Merger Agreement, two of our largest stockholders, Luminus Energy Partners Master Fund, Ltd. (which we refer to as “Luminus”) and OCM HLCN Holdings, L.P. (which we refer to as “Oaktree”), entered into a voting agreement (which we refer to as the “Voting Agreement”) with Parent pursuant to which such stockholders agreed to vote certain of their respective shares of capital stock of the Company in favor of the adoption of the Merger Agreement, subject to certain terms and conditions contained in the Voting Agreement. As of the date of the proxy statement, Luminus and Oaktree own approximately 61.6% of Company common stock, and the shares of Company common stock subject to the voting agreement are approximately 38.0% of the Company common stock. In addition, pursuant to an Amended and Restated Contribution, Rollover and Sale Agreement (which we refer to as the “Contribution Agreement”) between Luminus, Oaktree and Gen IV Investment Opportunities, LLC (which we refer to as “LS Power’ and, together with Luminus and Oaktree, the “Rollover Sellers” and the Company stockholders other than the Rollover Sellers as the “unaffiliated stockholders”) and Parent, and subject to the terms and conditions described in the section of the proxy statement captioned “Special Factors — Financing of the Merger”, among other things, the Rollover Sellers will contribute all shares of the preferred stock of the Company (which we refer to as the “Company preferred stock”) owned by the Rollover Sellers to Parent in exchange for preferred stock of Parent (which we refer to as the “Parent preferred stock”), which contribution and exchange will happen immediately prior to the closing of the Merger. As a result of the Merger, the shares of Company preferred stock contributed to Parent will be cancelled and extinguished without any conversion thereof or consideration paid therefor.

The Company Board of Directors formed a special committee of the Board comprised solely of independent and disinterested directors (which we refer to as the “special committee”) to consider potential value creation opportunities and to take other actions that the special committee deemed appropriate. The special committee evaluated the Merger. At the conclusion of its review, the special committee, among other things, unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to, and in the best interests of the Company and the unaffiliated stockholders (as defined below), (2) recommended that the Company Board of Directors approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger, and (3) resolved to recommend that the unaffiliated stockholders adopt the Merger Agreement. In addition, the special committee believes that the Merger is fair to the Company’s “unaffiliated security holders,” as such term is defined in Rule 13e-3 under the Exchange Act.
The Board, after considering the recommendation of the special committee, has unanimously (a) determined and declared that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are fair to the stockholders of the Company, including the unaffiliated stockholders, and are in the best interests of the Company and the stockholders of the Company, (b) declared advisable and approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, and the execution, delivery and performance of the Merger Agreement and (c) recommended that the stockholders of the Company vote for the adoption of the Merger Agreement.
Concurrently with the filing of this Transaction Statement, the Company is filing a revised preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act with the SEC, pursuant to which the Company will be soliciting proxies from the Company’s stockholders in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.
Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.
While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.
The information concerning the Company contained in, or incorporated by reference into, this Schedule 13E-3 and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Schedule 13E-3 and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

SCHEDULE 13E-3 ITEMS
Item 1.   Summary Term Sheet
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Merger and the Special Meeting”
Item 2.   Subject Company Information
(a)   Name and address.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Parties to the Merger”
“Parties to the Merger”
“Important Information Regarding the Company”
“Questions and Answers about the Merger and the Special Meeting”
(b)   Securities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“The Special Meeting — Record Date and Quorum”
“The Special Meeting — Vote Required”
“Questions and Answers about the Merger and the Special Meeting”
“Security Ownership of Certain Beneficial Owners and Management”
(c)   Trading market and price.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Important Information Regarding the Company”
(d)   Dividends.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Important Information Regarding the Company”
(e)   Prior public offerings.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Important Information Regarding the Company”
(f)   Prior stock purchases.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Important Information Regarding the Company”
Item 3.   Identity and Background of Filing Person
(a) – (c)    Name and address; Business and background of entities; Business and background of natural persons.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Parties to the Merger”

“Parties to the Merger”
“Important Information Regarding the Company”
“Important Information Regarding the Rollover Sellers”
“Important Information Regarding Parent, Ruckus and Certain Affiliates”
Item 4.   Terms of the Transaction
(a)-(1)   Material terms. Tender offers.   Not applicable
(a)-(2)   Material terms. Mergers or similar transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Merger and the Special Meeting”
“Special Factors — Background of the Merger”
“Special Factors — Recommendation of the Company Board of Directors; Reasons for the Merger”
“Special Factors — Rollover Sellers Reasons for the Merger; Fairness”
“Special Factors — Parent Group Reasons for the Merger; Fairness”
“The Merger Agreement — Effects of the Merger; Directors and Officers”
“Special Factors — Interests of the Company’s Executive Officers and Directors in the Merger”
“Special Factors — Material U.S. Federal Income Tax Consequences of the Merger”
“The Special Meeting — Vote Required”
“The Merger Agreement — Exchange and Payment Procedures”
“The Merger Agreement — Merger Consideration”
“The Merger Agreement — Conditions to the Merger”
Annex A — Agreement and Plan of Merger, as amended January 24, 2024, February 6, 2024, February 16, 2024, April 16, 2024, June 10, 2024, September 11, 2024 and September 19, 2024
(c)   Different terms.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Merger and the Special Meeting”
“Special Factors — Financing of the Merger”
“Special Factors — Interests of the Company’s Executive Officers and Directors in the Merger”
“The Merger Agreement — Merger Consideration”
“The Merger Agreement — Exchange and Payment Procedures”
“The Merger Agreement — Employee Matters”
“The Merger Agreement — Indemnification; Directors’ and Officers’ Insurance”
“The Contribution Agreement”
“The Voting Agreement”

“Proposal 2: Advisory Vote on Merger-Related Compensation for the Company’s Named Executive Officers”
Annex A — Agreement and Plan of Merger, as amended January 24, 2024, February 6, 2024, February 16, 2024, April 16, 2024, June 10, 2024, September 11, 2024 and September 19, 2024
Annex D — Voting Agreement
Annex D — Amended and Restated Contribution, Rollover and Sale Agreement
(d)   Appraisal rights.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet — Appraisal Rights”
“Questions and Answers about the Merger and the Special Meeting”
“Appraisal Rights”
Annex C — Section 262 of the Delaware General Corporation Law
(e)   Provisions for unaffiliated security holders.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors — Recommendation of the Company Board of Directors; Reasons for the Merger”
“Provisions for Unaffiliated Stockholders”
(f)   Eligibility for listing or trading.   Not applicable.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements
(a)(1) – (2) Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Background of the Merger”
“Special Factors — Interests of the Company’s Executive Officers and Directors in the Merger”
“Special Factors — Financing of the Merger”
“The Merger Agreement”
“The Voting Agreement”
“The Contribution Agreement”
“Important Information Regarding the Company”
“Important Information Regarding the Rollover Sellers”
“Important Information Regarding Parent, Ruckus and Certain Affiliates”
“Proposal 2: Advisory Vote on Merger-Related Compensation for the Company’s Named Executive Officers”
Annex A — Agreement and Plan of Merger, as amended January 24, 2024, February 6, 2024, February 16, 2024, April 16, 2024, June 10, 2024, September 11, 2024 and September 19, 2024
Annex D — Voting Agreement
Annex D — Amended and Restated Contribution, Rollover and Sale Agreement

(b) – (c) Significant corporate events; Negotiations or contacts.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Background of the Merger”
“Special Factors — Recommendation of the Company Board of Directors; Reasons for the Merger”
“Special Factors — Rollover Sellers Reasons for the Merger; Fairness”
“Special Factors — Parent Group Reasons for the Merger; Fairness”
“Special Factors — Interests of the Company’s Executive Officers and Directors in the Merger”
“The Merger Agreement”
“The Voting Agreement”
“The Contribution Agreement”
Annex A — Agreement and Plan of Merger, as amended January 24, 2024, February 6, 2024, February 16, 2024, April 16, 2024, June 10, 2024, September 11, 2024 and September 19, 2024
Annex D — Voting Agreement
Annex E — Amended and Restated Contribution, Rollover and Sale Agreement
(e)   Agreements involving the subject company’s securities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Merger and the Special Meeting”
“Special Factors — Background of the Merger”
“Special Factors — Interests of the Company’s Executive Officers and Directors in the Merger”
“Special Factors — Financing of the Merger”
“The Merger Agreement”
“The Special Meeting — Vote Required”
“The Contribution Agreement”
“The Voting Agreement”
“Proposal 2: Advisory Vote on Merger-Related Compensation for the Company’s Named Executive Officers”
Annex A — Agreement and Plan of Merger, as amended January 24, 2024 and February 6, 2024, February 16, 2024, April 16, 2024, June 10, 2024, September 11, 2024 and September 19, 2024
Annex D — Voting Agreement
Annex E — Amended and Restated Contribution, Rollover and Sale Agreement
Item 6.   Purposes of the Transaction and Plans or Proposals
(b)   Use of securities acquired.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”

“Special Factors — Interests of the Company’s Executive Officers and Directors in the Merger”
“Delisting and Deregistration of the Company Common Stock”
“Special Factors — Financing of the Merger”
“The Merger Agreement — Merger Consideration”
“The Merger Agreement — Exchange and Payment Procedures”
Annex A — Agreement and Plan of Merger, as amended January 24, 2024, February 6, 2024, February 16, 2024, April 16, 2024, June 10, 2024, September 11, 2024 and September 19, 2024
(c)(1) – (8) Plans.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Merger and the Special Meeting”
“Special Factors — Background of the Merger”
“Special Factors — Recommendation of the Company Board of Directors; Reasons for the Merger”
“Special Factors — Opinion of Houlihan Lokey Capital, Inc.”
“Special Factors — Rollover Sellers Reasons for the Merger; Fairness”
“Special Factors — Parent Group Reasons for the Merger; Fairness”
“Special Factors — Interests of the Company’s Executive Officers and Directors in the Merger”
“Special Factors — Financing of the Merger”
“The Merger Agreement — Effects of the Merger; Directors and Officers”
“The Merger Agreement — Merger Consideration”
“The Voting Agreement”
“The Contribution Agreement”
“Important Information Regarding the Company”
Annex A — Agreement and Plan of Merger, as amended January 24, 2024, February 6, 2024, February 16, 2024, April 16, 2024, June 10, 2024, September 11, 2024 and September 19, 2024
Annex B — Opinion of Houlihan Lokey Capital, Inc.
Annex D — Voting Agreement
Item 7.   Purposes, Alternatives, Reasons and Effects
(a)   Purposes.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Merger and the Special Meeting”
“Special Factors — Background of the Merger”
“Special Factors — Recommendation of the Company Board of Directors; Reasons for the Merger”
“Special Factors — Opinion of Houlihan Lokey Capital, Inc.”

“Special Factors — Rollover Sellers Reasons for the Merger; Fairness”
“Special Factors — Parent Group Reasons for the Merger; Fairness”
“The Merger Agreement — Effects of the Merger; Directors and Officers”
Annex B — Opinion of Houlihan Lokey Capital, Inc.
(b)   Alternatives.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Background of the Merger”
“Special Factors — Recommendation of the Company Board of Directors; Reasons for the Merger”
“Special Factors — Rollover Sellers Reasons for the Merger; Fairness”
“Special Factors — Parent Group Reasons for the Merger; Fairness”
“The Merger Agreement — Effects of the Merger; Directors and Officers”
(c)   Reasons.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Background of the Merger”
“Special Factors — Recommendation of the Company Board of Directors; Reasons for the Merger”
“Special Factors — Opinion of Houlihan Lokey Capital, Inc.”
“Special Factors — Rollover Sellers Reasons for the Merger; Fairness”
“Special Factors — Parent Group Reasons for the Merger; Fairness”
“The Merger Agreement — Effects of the Merger; Directors and Officers”
“Special Factors — Unaudited Prospective Financial Information”
Annex B — Opinion of Houlihan Lokey Capital, Inc.
(d)   Effects.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Merger and the Special Meeting”
“Special Factors — Background of the Merger”
“Special Factors — Recommendation of the Company Board of Directors; Reasons for the Merger”
“Special Factors — Opinion of Houlihan Lokey Capital, Inc.”
“Special Factors — Rollover Sellers Reasons for the Merger; Fairness”
“Special Factors — Parent Group Reasons for the Merger; Fairness”
“Special Factors — Interests of the Company’s Executive Officers and Directors in the Merger”
“Special Factors — Material U.S. Federal Income Tax Consequences of the Merger”
“Special Factors — Financing of the Merger”

“Delisting and Deregistration of the Company Common Stock”
“The Merger Agreement — Effects of the Merger; Directors and Officers”
“The Merger Agreement — Merger Consideration”
“The Merger Agreement — Financing of the Merger”
“The Merger Agreement — Indemnification; Directors’ and Officers’ Insurance”
“The Merger Agreement — Employee Matters”
“Appraisal Rights”
“Proposal 2: The Compensation Proposal”
Annex A — Agreement and Plan of Merger, as amended January 24, 2024, February 6, 2024, February 16, 2024, April 16, 2024, June 10, 2024, September 11, 2024 and September 19, 2024
Annex B — Opinion of Houlihan Lokey Capital, Inc.
Item 8.   Fairness of the Transaction
(a) – (b) Fairness; Factors considered in determining fairness.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Merger and the Special Meeting”
“Special Factors — Background of the Merger”
“Special Factors — Recommendation of the Company Board of Directors; Reasons for the Merger”
“Special Factors — Opinion of Houlihan Lokey Capital, Inc.”
“Special Factors — Rollover Sellers Reasons for the Merger; Fairness”
“Special Factors — Parent Group Reasons for the Merger; Fairness”
“Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger”
Annex B — Opinion of Houlihan Lokey Capital, Inc.
(c)   Approval of security holders.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Merger and the Special Meeting”
“Special Factors — Recommendation of the Company Board of Directors; Reasons for the Merger”
“Special Factors — Rollover Sellers Reasons for the Merger; Fairness”
“Special Factors — Parent Group Reasons for the Merger; Fairness”
“The Special Meeting — Record Date and Quorum”
“The Special Meeting — Vote Required”
“The Special Meeting — Voting, Proxies and Revocation”
“The Merger Agreement — Conditions to the Merger”
“Proposal 1: Vote on the Adoption of the Merger Agreement”

Annex A — Agreement and Plan of Merger, as amended January 24, 2024, February 6, 2024, February 16, 2024, April 16, 2024, June 10, 2024, September 11, 2024 and September 19, 2024
(d)   Unaffiliated representative.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Background of the Merger”
“Special Factors — Recommendation of the Company Board of Directors; Reasons for the Merger”
“Special Factors — Rollover Sellers Reasons for the Merger; Fairness”
“Special Factors — Parent Group Reasons for the Merger; Fairness”
“Special Factors — Opinion of Houlihan Lokey Capital, Inc.”
Annex B — Opinion of Houlihan Lokey Capital, Inc.
(e)   Approval of directors.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Merger and the Special Meeting”
“Special Factors — Background of the Merger”
“Special Factors — Recommendation of the Company Board of Directors; Reasons for the Merger”
“Special Factors — Parent Group Reasons for the Merger; Fairness”
“Special Factors — Rollover Sellers Reasons for the Merger; Fairness”
“Special Factors — Interests of the Company’s Executive Officers and Directors in the Merger”
(f)   Other offers.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors — Background of the Merger”
“Special Factors — Recommendation of the Company Board of Directors; Reasons for the Merger”
Item 9.   Reports, Opinions, Appraisals and Negotiations
(a) – (b) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Merger and the Special Meeting”
“Special Factors — Background of the Merger”
“Special Factors — Recommendation of the Company Board of Directors; Reasons for the Merger”
“Special Factors — Opinion of Houlihan Lokey Capital, Inc.”
“Special Factors — Rollover Sellers Reasons for the Merger; Fairness”
“Special Factors — Parent Group Reasons for the Merger; Fairness”
“Where You Can Find Additional Information”

Annex B — Opinion of Houlihan Lokey Capital, Inc.
(c)   Availability of documents.   The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“Where You Can Find Additional Information”
The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity holder of the Company common stock or by a representative who has been so designated in writing.
Item 10.   Source and Amounts of Funds or Other Consideration
(a) – (b), (d) Source of funds; Conditions; Borrowed funds.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Financing of the Merger”
“The Merger Agreement — Conditions to the Merger”
“The Merger Agreement — Conduct of the Company’s Business Pending the Merger”
“The Merger Agreement — Financing of the Merger”
Annex A — Agreement and Plan of Merger, as amended January 24, 2024, February 6, 2024, February 16, 2024, April 16, 2024, June 10, 2024, September 11, 2024 and September 19, 2024
(c)   Expenses.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Merger and the Special Meeting”
“Special Factors — Opinion of Houlihan Lokey Capital, Inc — Miscellaneous”
“Special Factors — Company Costs of the Merger”
“The Merger Agreement — Expenses”
“The Special Meeting — Solicitation of Proxies”
“The Merger Agreement — Termination Fee”
Annex A — Agreement and Plan of Merger, as amended January 24, 2024, February 6, 2024, February 16, 2024, April 16, 2024, June 10, 2024, September 11, 2024 and September 19, 2024
Item 11.   Interest in Securities of the Subject Company
(a)   Securities ownership.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Interests of the Company’s Executive Officers and Directors in the Merger”
“Security Ownership of Certain Beneficial Owners and Management”
“Security Ownership of Schedule 13e-3 Filing Persons”
“Important Information Regarding the Rollover Sellers”

“Important Information Regarding Parent, Ruckus and Certain Affiliates”
“The Contribution Agreement”
Annex E — Amended and Restated Contribution, Rollover and Sale Agreement
(b)   Securities transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors — Background of the Merger”
“Important Information Regarding the Company”
“The Merger Agreement”
“The Contribution Agreement”
Annex A — Agreement and Plan of Merger, as amended January 24, 2024, February 6, 2024, February 16, 2024, April 16, 2024, June 10, 2024, September 11, 2024 and September 19, 2024
Annex E — Amended and Restated Contribution, Rollover and Sale Agreement
Item 12.   The Solicitation or Recommendation
(d)   Intent to tender or vote in a going-private transaction.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Merger and the Special Meeting”
“Special Factors — Background of the Merger”
“Special Factors — Recommendation of the Company Board of Directors; Reasons for the Merger”
“Special Factors — Opinion of Houlihan Lokey Capital, Inc.”
“Special Factors — Rollover Sellers Reasons for the Merger; Fairness”
“Special Factors — Parent Group Reasons for the Merger; Fairness”
“The Special Meeting”
“The Voting Agreement”
“The Contribution Agreement”
Annex D — Voting Agreement
Annex E — Amended and Restated Contribution, Rollover and Sale Agreement
(e)   Recommendation of others.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Merger and the Special Meeting”
“Special Factors — Background of the Merger”
“Special Factors — Recommendation of the Company Board of Directors; Reasons for the Merger”
“Special Factors — Rollover Sellers Reasons for the Merger; Fairness”
“Special Factors — Parent Group Reasons for the Merger; Fairness”

“Proposal 1: Vote on the Adoption of the Merger Agreement”
Annex A — Agreement and Plan of Merger, as amended January 24, 2024, February 6, 2024, February 16, 2024, April 16, 2024, June 10, 2024, September 11, 2024 and September 19, 2024
Item 13.   Financial Information
(a)   Financial statements.   The audited consolidated financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and unaudited consolidated financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 are incorporated herein by reference.
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Special Factors — Unaudited Prospective Financial Information”
“Important Information Regarding the Company”
“Where You Can Find Additional Information”
(b)   Pro forma information.   Not applicable.
Item 14.   Persons/Assets, Retained, Employed, Compensated or Used
(a) – (b) Solicitations or recommendations; Employees and corporate assets.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Questions and Answers about the Merger and the Special Meeting”
“Special Factors — Background of the Merger”
“Special Factors — Recommendation of the Company Board of Directors; Reasons for the Merger”
“Special Factors — Rollover Sellers Reasons for the Merger; Fairness”
“Special Factors — Parent Group Reasons for the Merger; Fairness”
“Special Factors — Interests of the Company’s Executive Officers and Directors in the Merger”
“The Merger Agreement — Expenses”
“The Special Meeting — Solicitation of Proxies”
Item 15.   Additional Information
(b)   Golden Parachute Compensation.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“Summary Term Sheet”
“Special Factors — Interests of the Company’s Executive Officers and Directors in the Merger”
“The Merger Agreement — Merger Consideration”
“Proposal 2: Advisory Vote on Merger-Related Compensation for the Company’s Named Executive Officers”
Annex A — Agreement and Plan of Merger, as amended January 24, 2024, February 6, 2024, February 16, 2024, April 16, 2024, June 10, 2024, September 11, 2024 and September 19, 2024
(c)   Other material information.   The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.   Exhibits
The following exhibits are filed herewith:

(a)(2)(i)
Preliminary Proxy Statement of the Company, Inc. (the “Proxy Statement”) (included in the Schedule 14A filed on October 2, 2024 and incorporated herein by reference).

(a)(2)(ii)
Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(iii)
Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(iv)
Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(2)(v)
Current Report on Form 8-K, dated December 14, 2023 (filed with the SEC on December 15, 2023 and incorporated herein by reference).

(a)(2)(vi)
Press release dated December 15, 2023 (included as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated December 14, 2023 and incorporated herein by reference).

(a)(2)(vii)
Current Report on Form 8-K dated January 24, 2024 (filed with the SEC on January 24, 2024 and incorporated herein by reference)

(a)(2)(viii)
Current Report on Form 8-K dated February 6, 2024 (filed with the SEC on February 6, 2024 and incorporated herein by reference)

(a)(2)(ix)
Current Report on Form 8-K dated February 16, 2024 (filed with the SEC on February 16, 2024 and incorporated herein by reference)

(a)(2)(x)
Current Report on Form 8-K dated April 10, 2024 (filed with the SEC on April 11, 2024 and incorporated herein by reference)

(a)(2)(xi)
Current Report on Form 8-K dated April 16, 2024 (filed with the SEC on April 17, 2024 and incorporated herein by reference)

(a)(2)(xii)
Current Report on Form 8-K dated April 26, 2024 (filed with the SEC on April 29, 2024 and incorporated herein by reference)

(a)(2)(xiii)
Current Report on Form 8-K dated May 3, 2024 (filed with the SEC on May 3, 2024 and incorporated herein by reference)

(a)(2)(xiv)
Current Report on Form 8-K dated June 10, 2024 (filed with the SEC on June 11, 2024 and incorporated herein by reference)

(a)(2)(xv)
Current Report on Form 8-K dated September 11, 2024 (filed with the SEC on September 11, 2024 and incorporated herein by reference)

(a)(2)(xvi)
Current Report on Form 8-K dated September 19, 2024 (filed with the SEC on September 19, 2024 and incorporated herein by reference)

(a)(2)(xvii)
Press release dated September 19, 2024 (included as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated September 19, 2024 and incorporated herein by reference).

(a)(2)(xvii)
Current Report on Form 8-K dated September 19, 2024 (filed with the SEC on September 23, 2024 and incorporated herein by reference)

(b)(i)
Debt Commitment Letter, dated October 27, 2023, executed by Fortress Capital Corp. and accepted and agreed to by Ruckus Energy Holdings, LLC.*

(b)(ii)
Debt Commitment Letter, dated October 30, 2023, executed by AI Partners Asset Management Co., Ltd and accepted and agreed to by Ruckus Energy Holdings, LLC.

(b)(iii)
Debt Commitment Letter, dated September 24, 2024, executed by AI Partners Asset Management Co., Ltd and accepted and agreed to by Ruckus Energy Holdings, LLC.

(c)(i)
Opinion of Houlihan Lokey Capital, Inc., dated September 18, 2024 (included as Annex B to the Proxy Statement and incorporated herein by reference).

(c)(ii)
Discussion Materials of Houlihan Lokey Capital, Inc., to the Board of Directors dated December 14, 2023.*

(c)(iii)
Discussion Materials of Houlihan Lokey Capital, Inc., to the Board of Directors dated December 14, 2023.*

(c)(iv)
Discussion Materials of Houlihan Lokey Capital, Inc. to the Board of Directors dated November 4, 2023*

(c)(v)
Discussion Materials of Houlihan Lokey Capital, Inc. to the Board of Directors dated November 4, 2023*

(c)(vi)
Discussion Materials of Houlihan Lokey Capital, Inc. to the Board of Directors dated September 18, 2024

(c)(vii)
Discussion Materials of Houlihan Lokey Capital, Inc. to the Board of Directors dated September 18, 2024

(d)(i)
Agreement and Plan of Merger, dated as of December 14, 2023, by and among the Company, Parent and Merger Sub as amended January 24, 2024, February 6, 2024, February 16, 2024, February 16, 2024, April 16, 2024, June 10, 2024, September 11, 2024 and September 19, 2024 (included as Annex A to the Proxy Statement and incorporated herein by reference).

(d)(ii)
Amended and Restated Contribution, Rollover and Sale Agreement, dated as of September 19, 2024 (included as Annex E to the Proxy Statement and incorporated herein by reference).

(d)(iii)
Voting Agreement, dated as of December 14, 2023 (included as Annex D to the Proxy Statement and incorporated herein by reference).

(f)
Section 262 of the Delaware General Corporation Law (included as Annex C to the Proxy Statement and incorporated herein by reference).

107
Filing Fee Table.*

*
Previously filed

SIGNATURES
After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 2, 2024
BATTALION OIL CORPORATION
By:	/s/ Walter R. Mayer
	Name:	Walter R. Mayer
	Title:	Senior Vice President, General Counsel and Corporate Secretary
After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 2, 2024
LUMINUS ENERGY PARTNERS MASTER FUND, LTD.
By:	/s/ Jonathan Barrett
	Name:	Jonathan Barrett
	Title:	President of Luminus Management, LLC
LUMINUS MANAGEMENT, LLC
By:	/s/ Jonathan Barrett
	Name:	Jonathan Barrett
	Title:	President
After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 2, 2024
OCM HLCN HOLDINGS, L.P.
By:   Oaktree Fund GP, LLC
Its:   General Partner
By:   Oaktree Fund GP I, L.P.
Its:   Managing Member
By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

OAKTREE FUND GP, LLC
By:   Oaktree Fund GP I, L.P.
Its:   Managing Member
By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President
OAKTREE FUND GP I, L.P.
By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President
OAKTREE CAPITAL I, L.P.
By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President
OCM HOLDINGS I, LLC
By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President
OAKTREE HOLDINGS, LLC
By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President
OAKTREE CAPITAL GROUP, LLC
By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President
OAKTREE CAPITAL GROUP HOLDINGS GP, LLC
By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 2, 2024
RUCKUS ENERGY HOLDINGS, LLC
By:	/s/ Ariella Fuchs
	Name:	Ariella Fuchs
	Title:	President and General Counsel
FURY RESOURCES, INC.
By:	/s/ Ariella Fuchs
	Name:	Ariella Fuchs
	Title:	President and General Counsel
RICHARD H. LITTLE
/s/ Richard H. Little
Name:	Richard H. Little
After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 2, 2024
GEN IV INVESTMENT OPPORTUNITIES, LLC
By:	/s/ Jeff Wade
	Name:	Jeff Wade
	Title:	Chief Compliance Officer
LSP GENERATION IV, LLC
By:	/s/ Jeff Wade
	Name:	Jeff Wade
	Title:	Chief Compliance Officer
LSP INVESTMENT ADVISORS, LLC
By:	/s/ Jeff Wade
	Name:	Jeff Wade
	Title:	Chief Compliance Officer and Associate General Counsel